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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__1/1/09__ AND ENDING__12/31/09__
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4005 Guadalupe Street
(No. and Street)

Austin   TX   78751
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Walter L. Wilson, III Exec. V.P., Operations   512/458-3303
                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerry Joe Brockman & Associates   Certified Public Accountants
     (Name – *if individual, state last, first, middle name*)

7756 Northcross Dr. Ste. 201   Austin TX   78757
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Walter L. Wilson, III__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Lucien, Stirling & Gray Financial Corporation__ , as of __December 31,__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__(None)__

<table>
<tr><td>RAYMOND RICHARD KRISANDA
MY COMMISSION EXPIRES
February 23, 2013</td><td></td></tr>
</table>

_____
Signature

__Exec. V.P., Operations__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

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AUDITED FINANCIAL STATEMENTS

December 31, 2009 and December 31, 2008

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Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

Phone: 512-454-3531   FAX: 512-454-1470
email: kerry@shield.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Lucien, Stirling & Gray Financial Corporation

We have audited the accompanying statements of financial condition of Lucien, Stirling & Gray Financial Corporation (the Company) as of December 31, 2009 and 2008, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board and in accordance with the auditing standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucien, Stirling & Gray Financial Corporation at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2010

Kerry Joe Brockman
Certified Public Accountant
Austin, Texas

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statements of Financial Condition
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash in Bank	$ 47,918	$ 47,130
Commissions Receivable	0	47
Prepaid Expenses	0	2,955
TOTAL CURRENT ASSETS	47,918	50,132
PROPERTY & EQUIPMENT		
Furniture, Fixtures & Equipment	32,746	32,746
Less Accumulated Depreciation	(32,746)	(32,746)
TOTAL PROPERTY & EQUIPMENT (NET)	0	0
OTHER ASSETS		
CRD Balance	713	788
FINRA Advertising Account	150	150
TOTAL OTHER ASSETS	863	938
TOTAL ASSETS	**$ 48,781**	**$ 51,070**

LIABILITIES & STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Commissions Payable	$ 752	$ 1,253
TOTAL LIABILITIES	752	1,253
STOCKHOLDERS' EQUITY		
Capital Stock	15,000	15,000
Treasury Stock	(322)	(322)
Retained Earnings	33,351	35,139
TOTAL STOCKHOLDERS' EQUITY	48,029	49,817
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 48,781**	**$ 51,070**

See independent auditor's report and notes to
the financial statements.
Page 3

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Lucien, Stirling & Gray Financial Corporation (the Company), a Texas corporation, was incorporated on May 27, 1992, and engages in the purchase and sale of mutual funds, annuities, and life and health insurance products for its customers in public and private, wholesale and retail transactions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As a percentage of sales revenue, mutual funds predominate in importance among the products offered. The principal market area for the Company consists of the Central Texas region. The Company does not maintain customer accounts and does not handle securities. Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses.

The Company accounts for income taxes under the provisions of SFAS 109. SFAS 109 uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recognized based on tax effects attributable to temporary differences of assets and liabilities and loss carryforwards which are deductible or taxable in future years.

Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years. Intangible assets are amortized over the lesser of the economic useful life of the asset or five years.

For purposes of the statements of cash flows, the Company considers its demand deposit account at a commercial bank, as well as funds held in a money market account at a securities dealer, to be cash. The Company has no other financial instruments which could be classified as cash or as cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2009 and 2008, consisted of Class A Common Stock, no par value, 90,000 shares authorized, with 15,000 shares issued and outstanding.

The Company has previously acquired 5,000 shares of Common Stock held as Treasury Stock.

The Company has also authorized 10,000 shares of Class B Common Stock, non-voting, no par value, but no shares were issued and outstanding at December 31, 2009 or 2008.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, the Company had close relations with Lucien, Stirling & Gray Advisory Group, Inc. formerly known as Strategic Senior Resources, Inc.

(SSR). For the year ended December 31, 2009, the Company paid to Lucien, Stirling & Gray Advisory Group, Inc. $68,000, and for the year ended December 31, 2008, the Company paid to Lucien, Stirling & Gray Advisory Group, Inc. $86,000, which represented a significant portion of the Company's general and administration expenses, and included the salaries of the officers and owners of the Company. The Company and Lucien, Stirling & Gray Advisory Group, Inc. are related by virtue of 100% common ownership of each corporation by the same shareholders, each of whom have an equal ownership and voting interest in each of the two companies.

NOTE 6 - LEASES

In May 1998, the Company entered into a new five-year contract to continue leasing office space in the same building it had occupied for approximately six years, and also to lease additional space in the same building. The lease is classified as an operating lease. The lease was taken over by Lucien, Stirling & Gray Advisory Group, Inc. upon its renewal in 2003 as a continuation of the procedures described in Note 5 above.

NOTE 7 - PROPERTY & EQUIPMENT

The balances of major classes of depreciable assets at the balance sheet dates are:

	12/31/08	12/31/07
Furniture	$23,152	$23,152
Computers	7,447	7,447
Office Equipment	1,847	1,847
	------------	------------
	$32,446	$32,446

NOTE 8 - LEGAL PROCEEDINGS

There are no known proceedings pending against the Company nor by the Company.

Kerry Joe Brockman
Certified Public Accountant
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

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AUDITED FINANCIAL STATEMENTS

December 31, 2009 and December 31, 2008

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